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Chris Woodruff · 2nd

Co-Founder/COO at Aquagga, Inc.

Seattle, Washington, United States · Contact info

500+ connections

1 mutual connection: Adie Akuffo-Afful

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Aquagga, Inc.

University of Washington College of Engineering

Hiring: Instrumentation and Control Engineer
Aquagga Inc. · Tacoma, Washington, United States (Hybrid) · 32 days ago
View job

About

Developing groundbreaking technologies to clean up toxic PFAS 'forever chemicals.'

Activity

538 followers

Chris Woodruff commented on a post • 1w

Thanks Joseph!!

1

1 comment

Chris Woodruff posted this • 1w

If you love to geek out designing, wiring, and programming control systems, check out our job post for an Instrumentation & Control Engineer. Added perk of getting to work with Alex de Marne & Ariella Halevi! ...show more

23

Chris Woodruff posted this • 1mo

Looking to expand the Aquagga team in early 2023, check out our posts for a Project Engineer, Senior Marketing Manager, and Instrumentation & Control Engineer! #hiring #startups #tacomawa

Project Engineer
Job by Aquagga Inc.
Tacoma, Washington, United States (Hybrid)

35

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Experience

Aquagga, Inc.
Full-time · 2 yrs 9 mos

Co-Founder/COO at Aquagga, Inc.
Jan 2022 - Present · 1 yr 1 mo

Co-Founder/VP of Engineering
May 2020 - Jan 2022 · 1 yr 9 mos
Greater Seattle Area

DOE AMO Arctic Innovator Fellow
Oak Ridge Institute for Science and Education · Contract
Aug 2021 - Present · 1 yr 6 mos
Fairbanks, Alaska, United States

Graduate Research Assistant
University of Washington Boeing Advanced Research Center
Sep 2018 - Dec 2019 · 1 yr 4 mos
Seattle, Washington

- Led research project focusing on tube bending in-process inspection to improve process efficiency
- Implemented computer vision based approach, providing real-time feedback to test bench (...see more

Mechanical Engineering Intern
Boeing · Internship
Jun 2019 - Aug 2019 · 3 mos
Auburn, WA

- Performed iterative prototyping of workholding fixture for deburring robot automation cell
- Designed mounting system to integrate Human-Machine Interface (HMI) to work station ba: ...see more

Mechanical Engineer | Project Manager
Robison Engineering, Inc · Full-time
Nov 2014 - Apr 2018 · 3 yrs 6 mos
Lynnwood, WA

- Managed team of 5-10 engineers from schematic design stage to completion of construction
- Designed HVAC & plumbing systems for commercial, residential, and multi-use projects ...see more

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Education


University of Washington College of Engineering
Master of Science - MS, Mechanical Engineering
2018 - 2019
Activities and societies: Boeing Advanced Research Center


University of Southern California
Bachelor of Science (BS), Mechanical Engineering
2007 – 2011
Activities and societies: Tau Beta Pi Engineering Honor Society, Pi Tau Sigma Mechanical Engineering
Honor Society, Alpha Lambda Delta, National Society of Collegiate Scholars, USC Study Abro ...see more


Battle Mountain High School
2003 - 2007

Skills

Simulink
 Endorsed by 3 colleagues at Samsung Electronics

 4 endorsements

Matlab
 Endorsed by 3 colleagues at Samsung Electronics

 4 endorsements

AutoCAD
 Endorsed by 2 colleagues at Samsung Electronics

 2 endorsements

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Recommendations

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Honors & awards

Chevron Scholarship
Aug 2010
 Associated with University of Southern California

USC Dean's Scholarship
Aug 2007
 Associated with University of Southern California

Vail Resorts Scholarship
Aug 2007
 Associated with University of Southern California

Languages

English
Native or bilingual proficiency

Korean
Limited working proficiency

Spanish
Limited working proficiency

Interests

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